SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                           Symetrics Industries, Inc.
   --------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     8715211
   --------------------------------------------------------------------------
                                 (CUSIP Number)

                              Aloysius T. Lawn, IV
                          General Counsel and Secretary
                             Tel-Save Holdings, Inc.
                                 6805 Route 202
                               New Hope, PA 18938
                                 (215) 862-1500
   --------------------------------------------------------------------------
          (Name, Address, and Telephone Number of Person Authorized To
                       Receive Notices and Communications)

                                December 8, 1997
   --------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                         (Continued on following pages)

CUSIP No. 8715211

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS                       Tel-Save Holdings, Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                  23-2827736
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS                                                      WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                           [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
--------------------------------------------------------------------------------
                       7)     SOLE VOTING POWER                          145,000
   NUMBER OF           ---------------------------------------------------------
    SHARES             8)     SHARED VOTING POWER                              0
 BENEFICIALLY          ---------------------------------------------------------
   OWNED BY            9)     SOLE DISPOSITIVE POWER                     145,000
     EACH
  REPORTING            ---------------------------------------------------------
 PERSON WITH           10)    SHARED DISPOSITIVE POWER                         0

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                        145,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [ ]
         EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.9%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON                                             HC
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $.25 per share (the "Issuer Common Stock"), of Symetrics Industries, Inc., a Florida corporation (the "Issuer"), whose principal executive offices are located at 1615 West NASA Boulevard, Melbourne, Florida, 32901.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by Tel-Save Holdings, Inc. (the "Reporting Person"), a Delaware corporation. The Reporting Person provides long distance services primarily to small and medium-sized businesses located throughout the United States. The principal business and the principal executive offices of the Reporting Person are located at 6805 Route 202, New Hope, Pennsylvania 18938.

     The executive officers of the Reporting Person, as of the date hereof, are as follows:

Name                                          Business Address                              Office
----                                          ----------------                              ------
Daniel Borislow                               Tel-Save Holdings, Inc.                       Chief Executive
                                              6805 Route 202                                Officer
                                              New Hope, PA  18938

Gary W. McCulla                               Tel-Save Holdings, Inc.                       President and
                                              6805 Route 202                                Director of Sales
                                              New Hope, PA  18938                           and Marketing

Emanuel J. DeMaio                             Tel-Save Holdings, Inc.                       Chief Operations
                                              6805 Route 202                                Officer
                                              New Hope, PA  18938

George P. Farley                              Tel-Save Holdings, Inc.                       Chief Financial
                                              6805 Route 202                                Officer and
                                              New Hope, PA  18938                           Treasurer

Edward B. Meyercord, III                      Tel-Save Holdings, Inc.                       Executive Vice
                                              6805 Route 202                                President, Marketing
                                              New Hope, PA  18938                           and Corporate
                                                                                            Development

Mary Kennon                                   Tel-Save Holdings, Inc.                       Director of Customer
                                              6805 Route 202                                Care and Human
                                              New Hope, PA  18938                           Resources

Aloysius T. Lawn, IV                          Tel-Save Holdings, Inc.                       General Counsel and
                                              6805 Route 202                                Secretary
                                              New Hope, PA  18938

Kevin R. Kelly                                Tel-Save Holdings, Inc.                       Controller
                                              6805 Route 202
                                              New Hope. PA  18938

     The directors of the Reporting Person, as of the date hereof, are as follows:

                                                                                Name and Principal
                                                                                Business of Employer;
Name                            Principal Occupation                            Address
----                            --------------------                            ---------------------

Daniel Borislow                 Chief Executive Officer                         Tel-Save Holdings, Inc.
                                of Tel-Save Holdings, Inc.                      6805 Route 202
                                                                                New Hope, PA  18938

Gary W. McCulla                 President and Director of                       Tel-Save Holdings, Inc.
                                Sales and Marketing of                          6805 Route 202
                                Tel-Save Holdings, Inc.                         New Hope, Pennsylvania  18938

Emanuel J. DeMaio               Chief Operations Officer                        Tel-Save Holdings, Inc.
                                of Tel-Save Holdings, Inc.                      6805 Route 202
                                                                                New Hope, Pennsylvania  18938


George Farley                   Chief Financial Officer                         Tel-Save Holdings, Inc.
                                and Treasurer of                                6805 Route 202
                                Tel-Save Holdings, Inc.                         New Hope, PA  18938

Harold First                    Consultant                                      345 Park Avenue, 35th Floor
                                                                                New York, NY  10154

Ronald R. Thoma                 Executive Vice President                        Crown Cork and Seal
                                of Crown Cork and Seal                          Company, Inc. (a manu-
                                Company, Inc.                                   facturer of packaging
                                                                                products)
                                                                                9300 Ashton Road
                                                                                Philadelphia, PA  19136

     Each person named above as an executive officer or director of the Reporting Person is a citizen of the United States.

     During the five years prior to the date hereof, neither the Reporting Person nor any of its executive officers and directors has been:

          (i)  convicted in a criminal proceeding; or

          (ii) the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Cash derived from the Reporting Person's general corporate funds has been used to finance the transactions reported in this Statement.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person made the purchases referred to in Item 5 in anticipation of a possible acquisition of control of the Issuer. On December 18, 1997, the Reporting Person and the Issuer agreed to enter into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of the Reporting Person will make a tender offer (the "Offer") for all of the outstanding shares of common stock, par value $0.25 per share, of the Issuer at a price of $15.00 in cash per share followed by a merger of the Reporting Persons's wholly-owned subsidiary with and into the Issuer. In connection therewith, the Issuer has agreed to grant to the Reporting Person an option (the "Option") to purchase from the Issuer, at a price of $15.00 per share, a number of shares of common stock of the Issuer equal to 19.9% of the aggregate number of shares of common stock of the Issuer outstanding after giving effect to the exercise of the Option. The Option is exercisable within one year of its grant in the event of a Grant Event, as defined in the Merger Agreement. In addition, certain officers and directors of the Issuer (who in the aggregate own approximately 20% of the outstanding common stock of the Issuer) have agreed to enter into Tender and Option Agreements with the Reporting Person in which they agree to tender their shares of common stock of the Issuer pursuant to the Offer and to grant to the Reporting Person an option to purchase any shares of the Issuer that they own.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Reporting Person is deemed to own beneficially

145,000 shares, or approximately 8.9%, of the 1,627,713 shares of Issuer Common Stock issued and outstanding as of October 31, 1997, according to Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

     No person named in Item 2 as an executive officer or director of the Reporting Person beneficially owns any shares of Issuer Common Stock.

     (b) The Reporting Person has the sole power to vote and the sole power to dispose of the 145,000 shares of Issuer Common Stock that the Reporting Person beneficially owns as of the date hereof.

     (c) Between December 2, 1997 and December 8, 1997, the Reporting Person acquired through brokers 145,000 shares of Issuer Common Stock in open market transactions at an average price of $8.71 per share.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person and the Issuer have agreed to enter into an Agreement and Plan of Merger and a Stock Option Agreement, both of which are described in
Item 4. In addition, the Reporting Person and certain officers and directors of the Issuer (who in the aggregate own approximately 20% of the outstanding common stock of the Issuer), have agreed to enter into Tender and Option Agreements, which are described in Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.* Agreement and Plan of Merger, dated as of December 18, 1997, by and among Tel-Save Holdings, Inc., TSHCo., Inc. and Symetrics Industries, Inc.

2.* Stock Option Agreement, dated as of December 18, 1997, by and between Tel-Save Holdings, Inc. and Symetrics Industries, Inc.

3.* Form of Tender and Option Agreements, dated as of December 18, 1997, by and between Tel-Save Holdings, Inc. and Jane J. Beach, Earl J. Claire, Dudley
     E. Garner, Jr., Michael E. Terry, Edwin H. Eichler, Donald W. Ingram, Michael D. Jensen, D. Mitchell Garner, Robert A. Lyons, W. Campbell McKegg, Richard E. Nichols, Jerry Sinclair, and Anton Szpendyk.

*    To be filed by amendment.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   TEL-SAVE HOLDINGS, INC.



                                                   By:/s/ Aloysius T. Lawn, IV
                                                      --------------------------
                                                       Aloysius T. Lawn, IV
                                                       General Counsel and
                                                         Secretary




Date:  December 18, 1997